Form 10-K, Exhibit 13
period 1997-12-28
APAC TELESERVICES INC
filed 1998-03-30
CIK 949297

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Share Owners of APAC TeleServices, Inc.:

We have audited the accompanying consolidated balance sheets of APAC TELESERVICES, INC. (an Illinois corporation) AND SUBSIDIARIES as of December 28, 1997, and December 29, 1996, and the related consolidated statements of operations, share owners' equity and cash flows for the years ended December 28, 1997, December 29, 1996, and December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of APAC TeleServices, Inc. and Subsidiaries as of December 28, 1997, and December 29, 1996, and the results of their operations and their cash flows for the years ended December 28, 1997, December 29, 1996, and December 31, 1995, in conformity with generally accepted accounting principles.

As described in Note 3 to the consolidated financial statements, the Company adopted the provisions of The Emerging Issues Task Force Bulletin No. 97-13, "Accounting for the Costs Incurred in Connection with a Consulting Contract or an Internal Project That Combines Business Process Reengineering and Information Technology Transformation" during 1997.





ARTHUR ANDERSEN LLP


Chicago, Illinois
January 30, 1998



                                                APAC TELESERVICES, INC. AND SUBSIDIARIES
                                                      CONSOLIDATED BALANCE SHEETS
                                                    (In thousands, except share data)

                                                                                  DECEMBER 28, 1997        DECEMBER 29, 1996
                                                                 ASSETS
CURRENT ASSETS:
        Cash and cash equivalents                                                    $       219              $       141
        Receivables:
           Trade, less allowance for doubtful accounts
           of $447 in 1997 and $360 in 1996                                               69,455                   56,148
           Share owner/officer                                                                 -                      300
           Other                                                                           4,007                    3,025
        Prepaid expenses                                                                   2,473                    2,670
           Total current assets                                                           76,154                   62,284

PROPERTY AND EQUIPMENT:
        Building and leasehold improvements                                               28,041                   17,535
        Telecommunications equipment and related software                                 86,510                   51,144
        Workstations and office equipment                                                 15,277                   12,301
        Construction in progress                                                           6,463                   15,542
           Total property and equipment                                                  136,291                   96,522
        Less-accumulated depreciation and amortization                                    38,825                   18,078
           Property and equipment, net                                                    97,466                   78,444

OTHER ASSETS:
        Goodwill and other intangibles, less accumulated
           amortization of $894                                                           12,628                        -
        Other assets                                                                       1,497                      653
           Total other assets                                                             14,125                      653
        Total assets                                                                 $   187,745              $   141,381

                                                  LIABILITIES AND SHARE OWNERS' EQUITY

CURRENT LIABILITIES:
        Current maturities of long-term debt                                         $       202              $       146
        Revolving credit facility                                                         23,600                   15,900
        Book overdraft                                                                     4,679                    5,113
        Accounts payable                                                                   6,477                   11,967
        Accrued payroll and related items                                                 14,555                   10,670
        Accrued expenses                                                                   6,126                    5,134
           Total current liabilities                                                      55,639                   48,930

LONG-TERM DEBT, less current maturities                                                    1,863                    1,325

DEFERRED INCOME TAXES                                                                      5,460                    2,920

COMMITMENTS AND CONTINGENCIES

SHARE OWNERS' EQUITY:
        Preferred Shares, $0.01 par value; 50,000,000 shares authorized; none issued                          -          -
        Common Shares, $0.01 par value; 200,000,000 shares authorized; issued
           48,794,367 shares in 1997 and 46,540,057 shares in 1996                           488                      465
        Additional paid-in capital                                                        91,788                   54,017
        Retained earnings                                                                 32,507                   33,724
           Total share owners' equity                                                    124,783                   88,206
        Total liabilities and share owners' equity                                   $   187,745              $   141,381



   The accompanying notes are an integral part of these consolidated financial statements.

                    APAC TELESERVICES, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                         (In thousands, except per share data)

                                                                                FOR THE FISCAL YEARS ENDED
                                                            DECEMBER 28, 1997       DECEMBER 29, 1996      DECEMBER 31, 1995

NET REVENUE                                                    $  356,390              $  276,443            $  101,667

OPERATING EXPENSES:
   Cost of services                                               269,326                 193,967                71,982
   Selling, general and administrative expenses                    48,784                  33,397                16,398
   Acquired in-process research and development                    19,800                       -                     -
   Provision for software impairment                                3,238                       -                     -
     Total operating expenses                                     341,148                 227,364                88,380
   Income from operations                                          15,242                  49,079                13,287

INVESTMENT INCOME                                                       -                     280                   284

INTEREST EXPENSE                                                  (1,489)                   (309)               (1,088)
   Income before income taxes and
     cumulative effect of accounting change                        13,753                  49,050                12,483

INCOME TAXES:
   Provision for income taxes on C Corporation income              12,770                  18,500                   550
   Deferred income taxes recorded in
     conjunction with termination of
     S Corporation election on October 15, 1995                         -                       -                 3,780
        Total income taxes                                         12,770                  18,500                 4,330
   Income before cumulative effect of accounting change               983                  30,550                 8,153

CUMULATIVE EFFECT OF ACCOUNTING CHANGE,
   less income taxes of $1,349                                    (2,200)                       -                     -

NET INCOME (LOSS)                                              $  (1,217)              $   30,550            $    8,153

PRO FORMA INCOME DATA (UNAUDITED):
   Net income as reported                                                                                    $    8,153
   Pro forma adjustment to recognize
     C Corporation provision for income taxes                                                                       670
        Pro forma net income                                                                                 $    7,483

NET INCOME (LOSS) PER SHARE (PRO FORMA
  FOR FISCAL 1995):
   Basic:
     Income before cumulative effect of accounting change      $     0.02              $     0.66            $     0.19
     Cumulative effect of accounting change                        (0.05)                       -                     -
        Net income (loss)                                      $   (0.03)              $     0.66            $     0.19

   Diluted:
     Income before cumulative effect of accounting change      $     0.02              $     0.64            $     0.18
     Cumulative effect of accounting change                        (0.05)                       -                     -
        Net income (loss)                                      $   (0.03)              $     0.64            $     0.18

WEIGHTED AVERAGE SHARES OUTSTANDING:
   Basic                                                           47,453                  46,350                40,425
   Diluted                                                         48,505                  47,935                41,624



   The accompanying notes are an integral part of these consolidated financial statements.


                    APAC TELESERVICES, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF SHARE OWNERS' EQUITY
                           (In thousands, except share data)

                                                            Additional                   Total
                                                                Common Shares              Paid-In    Retained       Share Owners'
                                                            Issued           Amount    Capital        Earnings           Equity

BALANCE, JANUARY 1, 1995                                  39,600,000       $396        $     -           $5,326           $5,722
   Net income                                                      -          -              -            8,153            8,153
   S Corporation distributions paid or accrued                     -          -              -          (9,374)          (9,374)
   Capitalization of undistributed S Corporation
      earnings in conjunction with termination of
      S Corporation election on October 15, 1995                   -          -            898            (898)                -
   Issuance of Common Shares in connection
      with initial public offering                         6,600,000          6         48,174             (33)           48,207

BALANCE, DECEMBER 31, 1995                                46,200,000        462         49,072            3,174           52,708
   Net income                                                      -          -              -           30,550           30,550
   Exercise of employee stock options,
      including related tax benefits                         273,558          2          4,607                -            4,609
   Issuance of Common Shares through
      employee stock purchase plan                            12,059          -            339                -              339
   Issuance of Common Shares in
      connection with the acquisition of
      The Shechtman Group                                     54,440          1            (1)                -                -

BALANCE, DECEMBER 29, 1996                                46,540,057        465         54,017           33,724           88,206
   Net loss                                                        -          -              -          (1,217)          (1,217)
   Exercise of employee stock options,
      including related tax benefits                         228,232          2          5,246                -            5,248
   Issuance of Common Shares through
      employee stock purchase plan                            34,693          1            654                -              655
   Issuance of Common Shares in
      connection with the acquisition of
      Paragren Technologies, Inc.                          1,991,385         20         31,871                -           31,891

BALANCE, DECEMBER 28, 1997                                48,794,367       $488        $91,788          $32,507         $124,783




   The accompanying notes are an integral part of these consolidated financial statements.


                    APAC TELESERVICES, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (In thousands)

                                                    FOR THE FISCAL YEARS ENDED
                                                            DECEMBER 28, 1997       DECEMBER 29, 1996      DECEMBER 31, 1995

OPERATING ACTIVITIES:
   Net income (loss)                                           $  (1,217)             $  30,550              $   8,153
   Depreciation and amortization                                  22,861                 10,784                  4,072
   Deferred income taxes                                             760                    640                  3,060
   Acquired in-process research and development                   19,800                      -                      -
   Provision for software impairment                               3,238                      -                      -
   Cumulative effect of accounting change, net of income taxes     2,200                      -                      -
                                                                  47,642                 41,974                 15,285
   Changes in operating assets and liabilities:
     Receivables                                                 (11,623)               (40,738)                (8,696)
     Prepaid expenses                                                208                 (2,070)                (1,717)
     Other assets                                                   (844)                  (653)                     -
     Accounts payable                                             (5,647)                 9,745                  1,950
     Accrued expenses                                              2,282                  3,809                  8,378
        Net cash provided by operating activities                 32,018                 12,067                 15,200

INVESTING ACTIVITIES:
   Sale (purchase) of short-term investments                           -                 26,000                (26,000)
   Purchase of property and equipment, net of disposals          (44,127)               (64,417)               (16,626)
   Paragren Technologies, Inc. acquisition, net of cash acquired                      (832)                  -         -
        Net cash used by investing activities                    (44,959)               (38,417)               (42,626)

FINANCING ACTIVITIES:
   Net proceeds from sale of Common Shares through initial
     public offering                                                   -                      -                 48,207
   Net borrowings under credit facilities                          7,700                 15,900                 11,787
   Proceeds from initial public offering used to repay credit
     facilities                                                        -                      -                (11,787)
   Proceeds from long-term debt                                        -                      -                  6,702
   Payments on long-term debt                                       (150)                  (847)               (15,423)
   Increase (decrease) in book overdraft                            (434)                 5,113                 (1,310)
   Exercise of employee stock options, including related tax
     benefits                                                      5,248                  4,609                      -
   Proceeds from employee stock purchase plan                        655                    339                      -
   S Corporation distributions paid                                    -                 (2,809)                (6,565)
     Net cash provided by financing activities                    13,019                 22,305                 31,611

NET INCREASE (DECREASE) IN CASH
  AND CASH EQUIVALENTS    78                                      (4,045)                 4,185
CASH AND CASH EQUIVALENTS:
   Beginning of year                                                 141                  4,186                      1
   End of year                                                 $     219              $     141              $   4,186

SUPPLEMENTAL DISCLOSURES:
   Cash flow information:
     Cash payments for interest, net of amounts capitalized    $   1,381              $     408              $   1,099
     Cash payments for income taxes                                8,955                 17,013                      -
   Non-cash investing and financing activities:
     Capital lease obligations used to purchase equipment            742                      -                      -
     Fair market value of Common Shares and employee
       stock options issued in connection with the
       acquisition of Paragren Technologies, Inc.                 31,891                      -                      -
     Fair market value of Common Shares issued in connection
       with the acquisition of The Shechtman Group                     -                  2,613                      -
     Distribution payable to S Corporation share owners
       representing undistributed taxable income prior to
       conversion to a C Corporation on October 16, 1995               -                      -                  2,809



   The accompanying notes are an integral part of these consolidated financial statements.


                    APAC TELESERVICES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           DECEMBER 28, 1997, DECEMBER 29, 1996, AND DECEMBER 31, 1995

1.  DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

INDUSTRY INFORMATION

APAC TeleServices, Inc. and Subsidiaries (the "Company") provides high volume telephone-based sales, marketing and customer management solutions for corporate clients operating in the business and consumer products, parcel delivery, financial services, insurance, retail, technology, telecommunications and utilities industries throughout the United States.

SIGNIFICANT CLIENTS

The nature of the industry is such that the Company is dependent on several large clients for a significant portion of its annual net revenue. The Company had clients which individually accounted for more than 10% of the Company's net revenue for the fiscal years ended December 28, 1997, December 29, 1996, and December 31, 1995, respectively. For the years ended (1) December 28, 1997, two clients accounted for 25% and 17% of the Company's net revenue; (2) December 29, 1996, two clients accounted for 39% and 18% of the Company's net revenue; and
(3) December 31, 1995, two clients accounted for 16% and 14% of the Company's net revenue, respectively. The loss of one or all of these major clients could have a materially adverse effect on the Company's business.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. The results of operations of the business combination accounted for as a purchase have been included in the consolidated financial statements for all periods subsequent to the date of acquisition.

MANAGEMENT'S ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

FISCAL YEAR

The Company operates on a 52-/53-week fiscal year that ends on the Sunday closest to December 31. All periods presented in these consolidated financial statements consist of 52 weeks.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash in banks and overnight securities.

TRADE RECEIVABLES

Concentration of credit risk is limited to trade receivables and is subject to the financial conditions of certain major clients described under Significant Clients in Note 1. The Company does not require collateral or other security to support clients' receivables. The Company conducts periodic reviews of its clients' financial condition and vendor payment practices to minimize collection risks on trade receivables.

DEFERRED PREOPERATING COSTS

The Company has entered into contracts to provide telephone-based services for periods of up to five years. The Company has incurred preoperating costs directly associated with these contracts. Preoperating costs, classified as prepaid expenses, include payroll and other costs associated with hiring and training new personnel dedicated to providing service under the contracts during their term. The costs are amortized over a 12-month period beginning on the date the facility to which they relate is staffed and ready for operation.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost less accumulated depreciation. Major improvements are capitalized and charged to expense through depreciation. Repairs and maintenance are charged to expense as incurred. Upon sale or retirement, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss is recorded in the statement of operations. Interest is capitalized on major build-outs of new facilities during the period of construction. During the years ended December 28, 1997, and December 29, 1996, the Company capitalized $483,000 and $196,000 of interest, respectively.

Depreciation is determined using the straight-line method for financial reporting purposes and accelerated methods for income tax reporting purposes. Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful life of the asset or the lease term. Lives used for calculating depreciation and amortization are 2 to 39 years for building and leasehold improvements; 3 to 7 years for telecommunications equipment and related software; and 5 to 7 years for workstations and office equipment.

CAPITALIZED SOFTWARE COSTS

The Company capitalizes the cost of third-party computer software and costs related to the installation of such software. These costs are amortized over their estimated useful lives of five years.

The Company also capitalizes certain software costs related to software products sold to third parties and costs incurred while providing services to its customers in accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed." Costs associated with the planning and design phase of the software development, including coding and testing activities necessary to establish technological feasibility, are expensed as incurred. Once technological feasibility has been determined, additional costs incurred in development, including coding, testing and product quality assurance, are capitalized when material. During the years ended December 28, 1997, and December 29, 1996, the Company capitalized $2,278,000 and $1,937,000 of such costs, respectively, which are amortized over the period in which revenue directly attributable to such costs is expected to be generated.

The carrying value of capitalized software is regularly reviewed by the Company, and a loss is recognized if net realizable value falls below unamortized costs. During the year ended December 28, 1997, the Company recorded a provision for software impairment of $3,238,000 as a result of plans to replace software platforms used by the Company with technologies acquired through the Paragren Technologies, Inc. purchase.

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill, noncompete covenants and workforce resulting from the Company's business combination are amortized over their estimated useful lives which range from 6 to 15 years using the straight-line method and are periodically reviewed for impairment based upon an assessment of future operations to ensure that they are appropriately valued.

REVENUE RECOGNITION

The Company recognizes teleservices revenue on programs as services are performed for its clients, generally based upon hours incurred. Software revenue is recognized upon shipment, or if under contract, when customer acceptance is obtained and other contract-specific requirements have been completed.

TRAINING COSTS

The Company maintains ongoing training programs for its employees. The cost of this training is expensed as incurred. In addition, certain contracts require clients to reimburse the Company for specific training. These costs are billed to clients as incurred.

ACCOUNTING FOR STOCK-BASED COMPENSATION

The Company currently utilizes Accounting Principles Board Opinion No. 25 in its accounting for stock options. In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock-Based Compensation." The accounting method as provided in the pronouncement is not required to be adopted; however, it is encouraged. The Company has adopted the disclosure-only provisions of SFAS No. 123 with respect to options issued to employees. Expense associated with stock options issued to non-employees and non-directors is recorded in accordance with SFAS No. 123.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value of current assets and current liabilities reasonably approximates their fair value because of the short-term maturity periods. The carrying value of debt obligations reasonably approximates their fair value as the stated interest rate approximates current market rates of debt with similar terms.

3.   ACCOUNTING PRONOUNCEMENTS ADOPTED DURING 1997

NET INCOME PER SHARE

In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 ("SFAS No. 128"), "Earnings per Share." SFAS No. 128 changed the methodology of calculating earnings per share and renamed the two calculations, basic earnings per share and diluted earnings per share. The calculations differ by excluding any common stock equivalents (such as stock options, warrants and convertible preferred stock) from basic earnings per share and changes certain calculations when computing diluted earnings per share. The Company has adopted the provisions of SFAS No. 128 in December 1997, and retroactively restated all periods presented.

Net income as reported is used to compute both basic and diluted earnings per share for all periods presented. The difference between basic and diluted weighted average shares outstanding is Common Share equivalents related to outstanding stock options. Options to purchase 1,815,837 shares of Common Shares at price ranges from $13.43 to $38.13 were outstanding during the year; however, they were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the Common Shares. These options expire in approximately 9 years.

REENGINEERING COSTS

On November 20, 1997, The Emerging Issues Task Force, a subcommittee of the Financial Accounting Standards Board, issued Bulletin No. 97-13 ("EITF No. 97-13"), "Accounting for the Costs Incurred in Connection with a Consulting Contract or an Internal Project That Combines Business Process Reengineering and Information Technology Transformation." EITF No. 97-13 provides specific guidelines on defining business process reengineering costs and requires such costs to be expensed as incurred. Unamortized reengineering costs at November 20, 1997, are also required to be expensed and reported as a cumulative effect of accounting change. The Company had been capitalizing such costs related to the installation of internal computer systems. As prescribed by the literature, the Company adopted the provisions of EITF No. 97-13 in the fourth quarter of 1997 and recorded a charge of $2,200,000 as the cumulative effect of accounting change, which is net of applicable income taxes of $1,349,000.

4.   INCOME TAXES

Prior to the initial public offering of the Company's Common Shares completed on October 16, 1995, the Company included its income and expenses with those of its share owners for Federal and certain state income tax purposes (an S Corporation election). In connection with the Company's initial public offering in October, 1995, the Company terminated its S Corporation election and accordingly recorded a deferred income tax liability (arising from a change in the Company's tax status and a change from the cash basis to the accrual basis of accounting for income tax purposes) and corresponding income tax expense of $3,780,000. On October 16, 1995, the Company began providing for deferred income taxes under the asset and liability method of accounting. This method requires the recognition of deferred income taxes based upon the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities.

In connection with the initial public offering, the Company and certain of its share owners entered into a tax agreement. The agreement provides that the Company will indemnify such share owners against additional income taxes resulting from adjustments made to the taxable income reported by the Company as an S Corporation for the periods prior to the initial public offering, but only to the extent those adjustments result in a decrease in income taxes otherwise payable by the Company.

The unaudited pro forma income tax data below and in the accompanying consolidated statements of operations provides information as if the Company had been treated as a C Corporation for income tax purposes for the entire year ended December 31, 1995. The provision for income taxes for the years ended December 28, 1997, December 29, 1996, and December 31, 1995, consists of the following:

                                                      1995
                              1997      1996     Actual   Pro forma
                                        (In thousands)
Current:
 Federal                    $ 10,470   $ 15,772    $  920    $ 4,136
 State                         1,540      2,088       350        564
   Total current provision    12,010     17,860     1,270      4,700
Deferred:
 Federal                         670        571      (582)       270
 State                            90         69      (138)        30
   Total deferred provision      760        640      (720)       300
Initial recognition of deferred
 income taxes resulting
 from change in tax status         -          -     3,780          -
   Total income tax
    provision               $ 12,770    $ 18,500   $4,330    $ 5,000


A reconciliation of the statutory Federal tax rate to the actual effective income tax rate for the years ended December 28, 1997, December 29, 1996, and December 31, 1995, is as follows:

                                                       1995
                                            1997            1996            Actual           Pro forma

Statutory rate                              35.0%           35.0%            35.0%            35.0%
State taxes, net of Federal
  benefit and state credits                  4.0             3.0              1.7              5.3
Tax-exempt investment income                  -             (0.4)            (0.6)            (0.6)
Income taxes recognized as a
  result of a change in tax status            -               -              30.3               -
S Corporation income taxed
  to its share owners                         -               -             (33.2)              -
Goodwill and other intangibles               1.3              -                -                -
Other                                        3.4             0.1              1.5              0.4
  Subtotal                                  43.7            37.7             34.7             40.1
Acquired in-process research
v and development                           49.2              -                -                -
Effective rate                              92.9%           37.7%            34.7%            40.1%


The significant components of deferred income tax assets and liabilities as of December 28, 1997, and December 29, 1996, are as follows:

                                                          1997              1996
                                                             (In thousands)

Deferred income tax assets:
  Payroll and related items                            $  1,130         $    788
  Allowance for doubtful accounts                           280              156
  Other                                                     390               10
    Total deferred income tax assets                      1,800              954
Deferred income tax liabilities:
  Change in tax accounting method
    (cash to accrual)                                       765            1,683
  Prepaid expenses                                          400              689
  Property and equipment                                  4,860            1,745
  Goodwill and other intangibles                            658                -
  Other                                                     377              537
    Total deferred income tax liabilities                 7,060            4,654
    Net deferred income tax liabilities                $  5,260         $  3,700


No valuation allowance for deferred income tax assets at December 28, 1997, and December 29, 1996, has been recorded as the Company believes it is more likely than not the deferred tax assets will be realized in the future.

5.   DEBT

In June 1996, the Company entered into an unsecured line-of-credit facilities agreement (the "Credit Facility") with a syndicate of banks, and repaid amounts outstanding under prior line-of-credit facilities. In June 1997, the Company amended its Credit Facility increasing the total available line-of-credit from $40,000,000 to $80,000,000. The Company has two separate line-of-credit facilities in place consisting of a revolving facility of $60,000,000 (the "Revolving Facility") and a $20,000,000 revolving credit facility which may be converted into a term loan (the "Convertible Revolving Facility"). As of December 28, 1997, the Company had outstanding borrowings under the Revolving Facility totaling $23,600,000, which bear an effective interest rate of 7.0%. Such amounts are classified as current indebtedness because amounts outstanding fluctuate based upon the working capital position of the Company. The Revolving Facility matures in June 2000, with two one-year renewal options, which are subject to the lender's acceptance.

The Convertible Revolving Facility expires in June 2002, unless converted to a term loan ("A or B"). At any time during the term of the Convertible Revolving Facility, the Company may elect to convert all or part of the outstanding draws into a term loan which matures in quarterly installments beginning on the last day of the calendar quarter during which the term loan was made and terminates the earlier of the third anniversary of the relevant commencement date or May 31, 2001. The minimum amount which can be converted at any one time is $100,000 and $5,000,000, for term loan A and B, respectively. As of December 28, 1997, the Company had no outstanding obligations under the Convertible Revolving Facility.

The Company has several interest rate options available under the Credit Facility. The options include a domestic rate, an adjusted LIBOR rate, a treasury rate and a fixed rate. The actual interest rate charged is based on the existing market rate at the time the rate is selected by the Company, plus a specified level of basis points, depending on the maintenance of certain financial covenants. The Company is required to maintain certain financial covenants, and is restricted in its ability to pay dividends on Common Shares under terms of the Credit Facility. At December 28, 1997, the Company was in compliance with all financial covenants.

Long-term debt at December 28, 1997, and December 29, 1996, consists of the following:

                                                                              1997             1996
                                                                                  (In thousands)

Industrial Revenue Bonds, collateralized by a building,
  payable in varying monthly installments through
  June 2008, bearing interest at 7.0% adjustable semiannually thereafter to 71% of the average yield rate of U.S. Treasury
  Bonds with a floor of 7.0% (7.0% in 1997 and 1996)                         $  1,323         $  1,398
Capital lease obligations, secured by related equipment, payable in varying monthly installments through 2002, with a weighted
  average interest rate of 8.5%                                                   742               73
    Total long-term debt                                                        2,065            1,471
Less-current maturities                                                           202              146
    Long-term debt, net                                                      $  1,863         $  1,325


The principal payments of long-term debt mature as follows (in thousands):


1999                                                        $    220
2000                                                             238
2001                                                             259
2002                                                             285
2003 and thereafter                                              861
  Total payments                                            $  1,863



6.   BUSINESS COMBINATIONS

PARAGREN TECHNOLOGIES, INC.

On August 19, 1997, the Company acquired all of the common and preferred stock of Paragren Technologies, Inc. ("Paragren"), a specialist in software-based marketing products that help its clients analyze market, customer and sales data on a real-time basis. In addition to its software solutions, systems integration and consulting services, Paragren designs, develops and manages consumer-panel research.

In consideration for the common and preferred stock of Paragren, the Company issued to Paragren share owners 1,991,385 shares of its Common Shares and converted existing Paragren stock options into stock options for an additional 189,199 shares of the Company's Common Shares. The acquisition has been accounted as a purchase. The purchase price of approximately $32,900,000 has been allocated to the assets acquired and the liabilities assumed based upon their estimated fair values as determined by an independent appraisal resulting in the assignment of $19,800,000 to in-process research and development; $1,500,000 to noncompete covenants and workforce; and $12,000,000 to goodwill.

The following unaudited pro forma information has been prepared as if the acquisition had occurred at the beginning of fiscal 1996. The pro forma results include adjustments for the write-off of in-process research and development, amortization of goodwill and other intangible assets valued in the acquisition and income taxes. The pro forma results are not necessarily indicative of what actually would have occurred if the acquisition had been completed as of the beginning of fiscal 1996, nor are they necessarily indicative of future consolidated results.


(In thousands, except per share data)                     1997            1996
                                                               (Unaudited)
Net revenue                                          $  357,393       $  277,610
Income before cumulative effect
  of accounting change                                   18,603           29,065
Net income                                               16,403           29,065
Per share data:
  Basic:
    Income before cumulative effect
      of accounting change                           $     0.38       $     0.60
    Net income                                       $     0.34       $     0.60
  Diluted:
    Income before cumulative effect
      of accounting change                           $     0.37       $     0.58
    Net income                                       $     0.33       $     0.58


THE SHECHTMAN GROUP

In January 1996, the Company hired The Shechtman Group, a management consulting firm, to provide various human resource consulting related services. On November 29, 1996, the Company issued 54,440 Common Shares in exchange for a 100% equity interest in The Shechtman Group. This transaction has been accounted for as a pooling of interests. All intercompany transactions have been eliminated. The chief executive officer and managing director of The Shechtman Group is also a director of the Company.

7.   COMMITMENTS AND CONTINGENCIES

LEASE COMMITMENTS

The Company leases its Customer Optimization Centers and administrative offices. Rent expense for the fiscal years ended December 28, 1997, December 29, 1996, and December 31, 1995, was $5,631,000, $3,187,000 and $1,567,000, respectively.

Minimum future rent payments under non-cancelable operating and capital leases at December 28, 1997, are as follows:

                                                      Operating          Capital
                                                       Leases            Leases
                                                            (In thousands)

1998                                                   $  5,026         $    178
1999                                                      3,310              178
2000                                                      1,673              178
2001                                                        955              178
2002                                                        758              178
  Total payments                                       $ 11,722              890
Less-amount representing interest at a
weighted average effective rate of 8.5%                                      148
  Present value of net minimum rent payments                                 742
Less-amounts due within one year                                             129
  Amounts due after one year                                            $    613


The gross cost of equipment capitalized under capital lease obligations at December 28, 1997, is $742,000.

LEGAL PROCEEDINGS

The Company, certain of its officers and directors and the lead underwriters of certain public offerings of the Company's securities have been named as defendants in three purported class action lawsuits alleging violations of the federal securities laws in connection with the Company's November 1996 Prospectus and other public statements. The complaints seek, among other things, unspecified compensatory damages and an award of attorney's fees, costs and expenses. The Company denies all allegations of wrongdoing asserted against it in the complaints and believes that it has meritorious defenses.

Additionally, the Company is subject to occasional lawsuits, investigations and claims arising out of the normal conduct of its business. Management does not believe the outcome of any pending claims will have a material adverse impact on the Company's consolidated financial position.

TRAINING BONDS

At December 28, 1997, and December 29, 1996, the Company had guaranteed the repayment of approximately $1,807,000 and $733,000, respectively, of the remaining outstanding community college bond obligations, which were issued in connection with various job-training agreements. At December 28, 1997, the Company estimates that the deposits made into escrow will be adequate to cover the cost of the maturing bonds.

8.   SHARE OWNERS' EQUITY

On September 8, 1995, the Company completed a 3.3-for-1 stock split. On May 15, 1996, the Company completed a 2-for-1 stock split in the form of a stock dividend. All per share information included in these consolidated financial statements has been adjusted to retroactively reflect these splits.

On October 16, 1995, the Company issued 6,600,000 Common Shares in connection with an initial public offering.

As of December 31, 1995, the Company had accrued distributions of $2,809,000, based upon the undistributed taxable income attributable to the Company's tax status as an S Corporation prior to the initial public offering. These distributions were paid in fiscal 1996 to the Company's S Corporation share owners of record prior to its initial public offering when the Company finalized its corporate income tax returns.

9.   STOCK OPTIONS

The Company has granted options to purchase Common Shares under several plans. In 1995, the Company adopted an Incentive Stock Plan and a Nonemployee Director Stock Option Plan. Officers, key employees and nonemployee consultants may be granted nonqualified stock options, incentive stock options, stock appreciation rights, performance shares and stock awards under the Incentive Stock Plan. A committee of the Board of Directors administers the Incentive Stock Plan. The committee is authorized to determine the key employees to whom, and the times at which, the options and other benefits are to be granted; the number of shares subject to each option; the applicable vesting schedule; and the exercise price provided that the exercise price may not be less than 100% and 85% of the fair market value of the Common Shares at the date of grant for incentive stock options and non-qualified stock options, respectively. The Nonemployee Director Stock Option Plan provides for annual grants of non-qualified stock options to each non-affiliated director of the Company. The option will allow such directors to purchase 5,000 Common Shares at an amount equal to the fair market value of the Common Shares on the date of grant. These options vest equally over a three-year period. Options under both plans expire at periods between 5 and 15 years after issuance. As of December 28, 1997, the Company had reserved 5,915,034 Common Shares for issuance in connection with the exercise of stock options or purchases under the Company's employee stock purchase plan.

On May 26, 1995, the Company granted an officer an option to purchase 565,034 Common Shares at an aggregate price of $1,765,000 with an average exercise price of $3.12 per share. Upon sale of all or substantially all its assets or stock prior to May, 1998, the officer has the right to sell this option back to the Company for an amount determined with reference to the amount received in such sale. The option vests 20% on May 31 of each year through 2000 and has a term of 10 years. The weighted average fair value of this option at the date of grant was $1.83 per share, based upon the assumptions described below using the Black-Scholes option pricing model. At December 28, 1997, 226,013 of these options were vested.

Stock option activity under the Company's Incentive and Nonemployee Director stock option plans for the years ended December 28, 1997, December 29, 1996, and December 31, 1995, is as follows:

                                                                             Weighted
                                                                              Average
                                                                             Exercise
                                         Shares          Price Range            Price
Outstanding as of
  January 1, 1995                             -                    -                -
  Granted                             1,342,784         $6.31 $15.44            $6.46
Outstanding as of
  December 31, 1995                   1,342,784         $6.31 $15.44            $6.46
  Granted                             1,185,711        $22.43 $51.75           $28.70
  Exercised                           (273,558)         $6.31 $28.63            $6.79
  Canceled                            (228,667)         $6.31 $42.88           $12.86
Outstanding as of
  December 29, 1996                   2,026,270         $6.31 $51.75           $18.79
  Granted                             1,872,474         $0.97 $19.31           $14.69
  Exercised                           (228,232)         $0.97 $38.13           $13.69
  Canceled                            (720,715)         $6.31 $51.75           $18.68
Outstanding as of
  December 28, 1997                   2,949,797         $0.97 $38.13           $13.05
Stock options exercisable
  at December 28, 1997                  386,616                                $ 9.10


Additional information with respect to options outstanding under the Company's stock option plans at December 28, 1997, includes:

                                                           Exercise Price Ranges                   Total
                                         $0.97 to $6.31  $8.00 to $14.06   $14.53 to $38.13  $0.97 to $38.13
Number outstanding at December 28,
  1997                                          793,027          556,002          1,600,768        2,949,797
Remaining life                                7.9 years        9.0 years          9.2 years        8.8 years
Weighted average exercise price                   $5.11           $11.67             $17.47           $13.05
Number exercisable at December 28,
  1997                                          229,054           95,969             61,593          386,616
Weighted average exercise price                   $5.67           $12.09             $17.26            $9.10


The fair value of each option issued during fiscal years 1995, 1996 and 1997, has been estimated on the date of grant based on the Black-Scholes option pricing model assuming, among other things, no dividend yield, a risk-free interest rate of 6.5%, expected volatility of 70% and an expected life of 7.5 years. The weighted average fair value of options issued during fiscal year 1997 was $11.50.

Had the Company accounted for its stock options in accordance with SFAS No. 123, pro forma net income (loss) and pro forma net income (loss) per diluted share would have been approximately $(6,539,000) and $(0.13) in 1997; $29,830,000 and
$0.63 in 1996; and $7,310,000 and $0.18 in 1995, respectively. The pro forma disclosure is not likely to be indicative of pro forma results which may be expected in future years because of the fact that options vest over several years, compensation expense is recognized as the options vest and additional awards may also be granted.

10.  BENEFIT PLANS

In October 1995, the Company adopted a 401(k) savings plan. Employees meeting certain eligibility requirements, as defined, may contribute up to 15% of pretax gross wages, subject to certain restrictions. The Company makes matching contributions of 25% of the first 6% of employee wages contributed to the plan. Company matching contributions vest 20% per year over a five-year period. For the years ended December 28, 1997, December 29, 1996, and December 31, 1995, the Company made matching contributions of approximately $250,000, $102,000 and $16,000 to the plan, respectively.

In 1996, share owners of the Company adopted an employee stock purchase plan. The plan is administered by the compensation committee and permits eligible employees to purchase an aggregate of 600,000 Common Shares at 85% of the lesser of the current market closing price of the Company's Common Shares at the beginning or end of a quarter. Employees may annually purchase Common Shares up to the lesser of 15% of their gross wages or $25,000. During 1997 and 1996, 34,693 and 12,059 Common Shares were issued to employees under this plan, respectively.

11.  TRANSACTIONS WITH RELATED PARTIES

Several share owners of the Company sold an aggregate of 6,770,000 and 4,600,000 Common Shares in February 1996 and October 1996, respectively, in an underwritten public offering pursuant to a registration rights agreement which was entered into by the Company and such share owners prior to the Company's initial public offering. Costs of the February, 1996 offering totaling $360,000 have been included as selling, general and administrative expenses for the year ended December 29, 1996. The selling share owners of the October 1996 public offering have agreed to reimburse the Company for costs it incurred on their behalf. At December 29, 1996, the Company had a receivable from these share owners totaling $300,000 which was paid off during 1997.

The Company paid distributions in the amount of $2,809,000 in 1996 to its S Corporation share owners of record prior to the Company's initial public offering. Such payments related to share owner tax obligations and undistributed S Corporation taxable income.

12.  NEW ACCOUNTING PRONOUNCEMENTS

COMPREHENSIVE INCOME

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, ("SFAS No. 130") "Reporting Comprehensive Income," which establishes standards for reporting of comprehensive income. This pronouncement requires that all items recognized under accounting standards as components of comprehensive income, as defined in the pronouncement, be reported in a financial statement that is displayed with the same prominence as other financial statements. Comprehensive income includes all changes in equity during a period except those resulting from investments by share owners and distributions to share owners. The financial statement presentation required under SFAS No. 130 is effective for all fiscal years beginning after December 15, 1997. The Company will adopt SFAS No. 130 in 1998. As of December 28, 1997, the impact of adopting this pronouncement has not been determined.

SEGMENT REPORTING

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, ("SFAS No. 131") "Disclosure about Segments of an Enterprise and Related Information," which establishes standards of reporting by publicly-held business enterprises and disclosure of information about operating segments in annual financial statements issued to share owners. Operating segments, as defined in the pronouncement, are components of an enterprise about which separate financial information is available that is evaluated regularly by the Company in deciding how to allocate resources and in assessing performance. The financial information is required to be reported on the basis that is used internally for evaluating segment performance and deciding how to allocate resources to segments. The disclosures required by SFAS No. 131 are effective for all fiscal years beginning after December 15, 1997. The Company will adopt SFAS No. 131 in 1998. This pronouncement will have an effect on the Company's reporting in the subsequent periods, however, as of December 28, 1997, the impact of adopting this pronouncement has not been determined.

13.  QUARTERLY DATA (UNAUDITED)


                                               First        Second         Third         Fourth        Full
For The Fiscal Years Ended                    Quarter       Quarter       Quarter       Quarter        Year
                                                             (In thousands, except per share data)
December 28, 1997(a):
   Net revenue                             $   90,318   $   91,586    $    79,841    $   94,645    $  356,390
   Gross profit                                24,955       25,550         15,841        17,480        83,826
   Net income (loss)                            8,473        8,613          2,018      (20,321)       (1,217)
   Net income (loss) per share:
      Basic                                $     0.18   $     0.18    $      0.04    $   (0.42)    $   (0.03)
      Diluted                              $     0.18   $     0.18    $      0.04    $   (0.42)    $   (0.03)
December 29, 1996(b):
   Net revenue                             $   48,145   $   65,098    $    75,361    $   87,839    $  276,443
   Gross profit                                13,758       19,311         22,989        26,418        82,476
   Net income                                   4,715        7,120          8,620        10,095        30,550
   Net income per share:
      Basic                                $     0.10   $     0.15    $      0.19    $     0.22    $     0.66
      Diluted                              $     0.10   $     0.15    $      0.18    $     0.21    $     0.64

a. Net loss for 1997 includes special charges of $23,038,000 and the cumulative effect of accounting change totaling $2,200,000, net of income taxes of $1,349,000. Special charges, recorded in the fourth quarter of 1997, reflect the write-off of acquired in-process research and development in connection with the Paragren Technologies, Inc. purchase of $19,200,000 and a provision for software impairment of $3,238,000 as a result of plans to replace the software platforms used by the Company with technologies being developed by Paragren. The cumulative effect of accounting change, also recorded in the fourth quarter of 1997, reflects the adoption of EITF
     Bulletin No. 97-13, which requires that previously capitalized and unamortized business process reengineering costs be expensed as described in Note 3.

b. In 1996, the Company reduced its annual effective tax rate in the fourth quarter from 39.0% to 37.7% as a result of tax planning strategies, which have reduced state income taxes payable. This change resulted in an effective rate of 34.9% for the fourth quarter.
